Registration No. 333-217227
                                                        1940 Act No. 811-05903

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          Amendment No. 3 to Form S-6

   FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                                    FT 6670

B.   Name of depositor:

                          FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                             120 East Liberty Drive
                                  Suite 400
                           Wheaton, Illinois 60187

D.   Name and complete address of agents for service:

                                               Copy to:

     JAMES A. BOWEN                            ERIC F. FESS
     c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
     120 East Liberty Drive                    111 West Monroe Street
     Suite 400                                 Chicago, Illinois 60603
     Wheaton, Illinois  60187

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on June 9, 2017 at 2:00 p.m. pursuant to Rule 487.

                        ________________________________


           Target Diversified Global Allocation Portfolio, Series 24

                                    FT 6670

FT 6670 is a series of a unit investment trust, the FT Series. FT 6670 consists of a single portfolio known as Target Diversified Global Allocation Portfolio, Series 24 (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying two uniquely specialized strategies. The Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST(R)

                                 800-621-1675


                  The date of this prospectus is June 9, 2017

                               Table of Contents

Summary of Essential Information                                            3
Fee Table                                                                   4
Report of Independent Registered Public Accounting Firm                     5
Statement of Net Assets                                                     6
Schedule of Investments                                                     7
The FT Series                                                              15
Portfolio                                                                  15
Risk Factors                                                               17
Hypothetical Performance Information                                       20
Public Offering                                                            21
Distribution of Units                                                      23
The Sponsor's Profits                                                      25
The Secondary Market                                                       25
How We Purchase Units                                                      25
Expenses and Charges                                                       25
Tax Status                                                                 26
Retirement Plans                                                           29
Rights of Unit Holders                                                     29
Income and Capital Distributions                                           29
Redeeming Your Units                                                       30
Investing in a New Trust                                                   31
Removing Securities from the Trust                                         32
Amending or Terminating the Indenture                                      32
Information on the Sponsor, Trustee and Evaluator                          33
Other Information                                                          34

                  Summary of Essential Information (Unaudited)

           Target Diversified Global Allocation Portfolio, Series 24
                                    FT 6670


    At the Opening of Business on the Initial Date of Deposit-June 9, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)                                                        223,783
Fractional Undivided Interest in the Trust per Unit (1)                          1/223,783
Public Offering Price:
Public Offering Price per Unit (2)                                              $   10.000
   Less Initial Sales Charge per Unit (3)                                            (.000)
                                                                                __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                      10.000
   Less Deferred Sales Charge per Unit (3)                                           (.135)
                                                                                __________
Redemption Price per Unit (5)                                                        9.865
   Less Creation and Development Fee per Unit (3)(5)                                 (.050)
   Less Organization Costs per Unit (5)                                              (.025)
                                                                                __________
Net Asset Value per Unit                                                        $    9.790
                                                                                ==========
Cash CUSIP Number                                                               30302Q 666
Reinvestment CUSIP Number                                                       30302Q 674
Fee Account Cash CUSIP Number                                                   30302Q 682
Fee Account Reinvestment CUSIP Number                                           30302Q 690
Pricing Line Product Code                                                           111886
Ticker Symbol                                                                       FDTNZX
First Settlement Date                     June 14, 2017
Mandatory Termination Date (6)            October 9, 2018
Income Distribution Record Date           Tenth day of each month, commencing July 10, 2017.
Income Distribution Date (7)              Twenty-fifth day of each month, commencing July 25, 2017.
_____________

(1) As of the Evaluation Time on June 12, 2017, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of the Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 16 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                              Amount
                                                                                              per Unit
                                                                                              ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                         0.00%(a)      $.000
   Deferred sales charge                                                        1.35%(b)      $.135
   Creation and development fee                                                 0.50%(c)      $.050
                                                                                _____         _____
   Maximum sales charge (including creation and development fee)                1.85%         $.185
                                                                                =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                 .250%(d)      $.0250
                                                                                =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees       .059%         $.0060
   Trustee's fee and other operating expenses                                   .126%(f)      $.0127
                                                                                _____         ______
      Total                                                                     .185%         $.0187
                                                                                =====         ======

                                    Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that the Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

          1 Year       3 Years      5 Years      10 Years
          ______       _______      _______      ________
          $229         $705         $974         $2,109

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing September 20, 2017.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately four months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                          Report of Independent
                    Registered Public Accounting Firm


To the Sponsor, First Trust Portfolios L.P., and Unit Holders of FT 6670:

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 6670, comprising Target Diversified Global Allocation Portfolio, Series 24 (the "Trust"), as of the opening of business on June 9, 2017 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on June 9, 2017, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 6670, comprising Target Diversified Global Allocation Portfolio, Series 24, as of the opening of business on June 9, 2017 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 9, 2017

                            Statement of Net Assets

           Target Diversified Global Allocation Portfolio, Series 24
                                    FT 6670


    At the Opening of Business on the Initial Date of Deposit-June 9, 2017


                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)              $2,237,828
Less liability for reimbursement to Sponsor for organization costs (3)              (5,595)
Less liability for deferred sales charge (4)                                       (30,211)
Less liability for creation and development fee (5)                                (11,189)
                                                                                __________
Net assets                                                                      $2,190,833
                                                                                ==========
Units outstanding                                                                  223,783
Net asset value per Unit (6)                                                    $    9.790

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                           $2,237,828
Less maximum sales charge (7)                                                      (41,400)
Less estimated reimbursement to Sponsor for organization costs (3)                  (5,595)
                                                                                __________
Net assets                                                                      $2,190,833
                                                                                ==========
______________

                       NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for the Trust is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of October 9, 2018.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $2,500,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0250 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on October 20, 2017 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2017. If Unit holders redeem Units before December 20, 2017, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

           Target Diversified Global Allocation Portfolio, Series 24
                                    FT 6670


                       At the Opening of Business on the
                     Initial Date of Deposit-June 9, 2017


                                                                                Percentage
                                                                                of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                               Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares    Share        the Trust (2)
___________________________________                                             ____________   ______    _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (14.82%):
AAN        Aaron's, Inc.                                                          0.10%           57     $   39.53    $    2,253
ARMK       Aramark                                                                0.20%          113         39.57         4,471
BBY        Best Buy Co., Inc.                                                     0.50%          189         59.11        11,172
BIG        Big Lots, Inc.                                                         0.10%           46         48.84         2,247
CAKE       The Cheesecake Factory Incorporated                                    0.10%           39         57.67         2,249
COLM       Columbia Sportswear Company                                            0.20%           80         55.78         4,462
CMCSA      Comcast Corporation (Class A)                                          0.50%          273         40.94        11,177
CTTAY      Continental AG (ADR) +                                                 0.40%          202         44.36         8,961
CTB        Cooper Tire & Rubber Company                                           0.10%           61         36.70         2,239
CPS        Cooper-Standard Holdings Inc. *                                        0.10%           20        110.68         2,214
CBRL       Cracker Barrel Old Country Store, Inc.                                 0.20%           27        167.93         4,534
DDAIF      Daimler AG +                                                           0.80%          245         73.20        17,934
DRI        Darden Restaurants, Inc.                                               0.20%           49         91.85         4,501
DKS        Dick's Sporting Goods, Inc.                                            0.20%          116         38.59         4,476
DG         Dollar General Corporation                                             0.50%          152         73.69        11,201
DORM       Dorman Products, Inc. *                                                0.10%           27         82.59         2,230
FL         Foot Locker, Inc.                                                      0.20%           83         53.88         4,472
GME        GameStop Corp. (Class A)                                               0.10%          105         21.37         2,244
GPS        The Gap, Inc.                                                          0.80%          803         22.29        17,899
GM         General Motors Company                                                 0.80%          525         34.11        17,908
GNTX       Gentex Corporation                                                     0.20%          240         18.64         4,474
HMC        Honda Motor Co., Ltd. (ADR) +                                          0.40%          318         28.13         8,945
IHG        InterContinental Hotels Group Plc (ADR) +                              0.80%          315         56.84        17,905
ISCA       International Speedway Corporation                                     0.10%           62         36.05         2,235
IRBT       iRobot Corporation *                                                   0.10%           22         99.93         2,198
LVS        Las Vegas Sands Corp.                                                  0.80%          277         64.63        17,903
LVMUY      LVMH Moet Hennessy Louis Vuitton SE (ADR) +                            0.40%          175         51.18         8,956
VAC        Marriott Vacations Worldwide Corporation                               0.10%           19        120.64         2,292
MHK        Mohawk Industries, Inc. *                                              0.50%           47        239.21        11,243
NKE        NIKE, Inc. (Class B)                                                   0.50%          210         53.20        11,172
NSANY      Nissan Motor Co., Ltd. (ADR) +                                         0.40%          453         19.74         8,942
NVR        NVR, Inc. *                                                            0.22%            2      2,395.57         4,791
ODP        Office Depot, Inc.                                                     0.10%          421          5.32         2,240
PCRFY      Panasonic Corporation (ADR) +                                          0.40%          659         13.58         8,949
PVH        PVH Corp.                                                              0.20%           43        103.16         4,436
RGC        Regal Entertainment Group (Class A)                                    0.80%          873         20.51        17,905
ROST       Ross Stores, Inc.                                                      0.50%          182         61.32        11,160
SKX        Skechers U.S.A., Inc. *                                                0.20%          168         26.70         4,486
TXRH       Texas Roadhouse, Inc.                                                  0.20%           87         51.18         4,453

                      Schedule of Investments (cont'd.)

          Target Diversified Global Allocation Portfolio, Series 24
                                   FT 6670


                       At the Opening of Business on the
                     Initial Date of Deposit-June 9, 2017


                                                                                Percentage
                                                                                of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                               Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares    Share        the Trust (2)
___________________________________                                             ____________   ______    _________    _____________
Consumer Discretionary (cont'd.):
TJX        The TJX Companies, Inc.                                                0.50%          154     $   72.78    $   11,208
TM         Toyota Motor Corporation (ADR) +                                       0.40%           85        105.78         8,991
ULTA       Ulta Beauty, Inc. *                                                    0.50%           36        307.27        11,062
URBN       Urban Outfitters, Inc. *                                               0.10%          137         16.35         2,240
WSM        Williams-Sonoma, Inc.                                                  0.20%           96         46.61         4,475
Consumer Staples (7.99%):
MO         Altria Group, Inc.                                                     0.50%          149         75.21        11,206
ADM        Archer-Daniels-Midland Company                                         0.50%          266         42.01        11,175
CHD        Church & Dwight Co., Inc.                                              0.20%           85         52.82         4,490
COKE       Coca-Cola Bottling Co. Consolidated                                    0.10%           10        228.85         2,288
STZ        Constellation Brands, Inc. (Class A)                                   0.50%           61        183.45        11,190
COST       Costco Wholesale Corporation                                           0.50%           62        181.41        11,247
CVS        CVS Health Corporation                                                 0.50%          143         78.43        11,215
DPS        Dr Pepper Snapple Group, Inc.                                          0.50%          121         92.10        11,144
HRL        Hormel Foods Corporation                                               0.50%          327         34.18        11,177
JJSF       J & J Snack Foods Corp.                                                0.10%           17        132.91         2,259
KR         The Kroger Co.                                                         0.50%          370         30.20        11,174
LRLCY      L'Oreal S.A. (ADR) +                                                   0.40%          211         42.32         8,930
MKC        McCormick & Company, Incorporated                                      0.20%           43        104.51         4,494
TAP        Molson Coors Brewing Company                                           0.50%          128         87.16        11,156
FIZZ       National Beverage Corp.                                                0.20%           47         94.20         4,427
NSRGY      Nestle S.A. (ADR) +                                                    0.40%          107         83.87         8,974
PPC        Pilgrim's Pride Corporation *                                          0.20%          182         24.59         4,475
SAFM       Sanderson Farms, Inc.                                                  0.10%           18        125.78         2,264
SEB        Seaboard Corporation                                                   0.19%            1      4,158.00         4,158
SPB        Spectrum Brands Holdings, Inc.                                         0.20%           33        134.52         4,439
SFM        Sprouts Farmers Market, Inc. *                                         0.10%           93         24.11         2,242
TSN        Tyson Foods, Inc. (Class A)                                            0.50%          185         60.52        11,196
WMT        Wal-Mart Stores, Inc.                                                  0.50%          142         78.93        11,208
WMK        Weis Markets, Inc.                                                     0.10%           43         52.61         2,262
Energy (4.80%):
SNP        China Petroleum & Chemical Corporation (Sinopec) (ADR) +               0.80%          216         82.93        17,913
CVI        CVR Energy, Inc.                                                       0.80%          877         20.40        17,891
EURN       Euronav N.V. +                                                         0.80%        2,436          7.35        17,905
PBF        PBF Energy Inc.                                                        0.80%          843         21.23        17,897
SU         Suncor Energy Inc. +                                                   0.40%          296         30.24         8,951
TOT        Total S.A. (ADR) +                                                     0.40%          175         51.12         8,946
VLO        Valero Energy Corporation                                              0.80%          283         63.18        17,880

                      Schedule of Investments (cont'd.)

          Target Diversified Global Allocation Portfolio, Series 24
                                   FT 6670


                       At the Opening of Business on the
                     Initial Date of Deposit-June 9, 2017


                                                                                Percentage
                                                                                of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                               Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares    Share        the Trust (2)
___________________________________                                             ____________   ______    _________    _____________
Financials (13.40%):
AGNC       AGNC Investment Corp. (4)                                              0.60%          634     $   21.16    $   13,416
NLY        Annaly Capital Management, Inc. (4)                                    0.60%        1,107         12.13        13,428
ARI        Apollo Commercial Real Estate Finance, Inc. (4)                        0.50%          609         18.38        11,193
ARR        ARMOUR Residential REIT, Inc. (4)                                      0.40%          343         26.12         8,959
AIZ        Assurant, Inc.                                                         0.20%           45         99.29         4,468
AXAHY      AXA S.A. (ADR) +                                                       0.40%          334         26.78         8,943
BBVA       Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                          0.40%        1,068          8.38         8,950
BRK/B      Berkshire Hathaway Inc. (Class B) *                                    0.50%           67        166.94        11,185
BOFI       BofI Holding, Inc. *                                                   0.10%           98         22.73         2,228
CB         Chubb Limited +                                                        0.40%           62        144.96         8,988
CME        CME Group Inc.                                                         0.50%           92        122.29        11,251
CNA        CNA Financial Corporation                                              0.80%          383         46.78        17,917
CNS        Cohen & Steers, Inc.                                                   0.80%          440         40.70        17,908
ERIE       Erie Indemnity Company                                                 0.20%           37        121.52         4,496
FAF        First American Financial Corporation                                   0.20%          102         43.79         4,467
GDOT       Green Dot Corporation (Class A) *                                      0.10%           57         39.24         2,237
IVR        Invesco Mortgage Capital Inc. (4)                                      0.50%          681         16.43        11,188
ITUB       Itau Unibanco Holding S.A. (ADR) +                                     0.80%        1,620         11.05        17,901
MKTX       MarketAxess Holdings Inc.                                              0.20%           22        199.33         4,385
MMC        Marsh & McLennan Companies, Inc.                                       0.50%          145         77.30        11,209
MFA        MFA Financial, Inc. (4)                                                0.10%          265          8.43         2,234
RWT        Redwood Trust, Inc. (4)                                                0.40%          528         16.96         8,955
SAFT       Safety Insurance Group, Inc.                                           0.80%          264         67.75        17,886
SCGLY      Societe Generale (ADR) +                                               0.40%          819         10.93         8,952
SSREY      Swiss Re AG (ADR) +                                                    0.40%          398         22.50         8,955
TROW       T. Rowe Price Group, Inc.                                              0.50%          155         71.96        11,154
TD         The Toronto-Dominion Bank +                                            0.40%          186         48.18         8,961
TRV        The Travelers Companies, Inc.                                          0.50%           90        123.78        11,140
TWO        Two Harbors Investment Corp. (4)                                       0.40%          877         10.21         8,954
WDR        Waddell & Reed Financial, Inc.                                         0.80%        1,015         17.63        17,894
Health Care (9.00%):
AMED       Amedisys, Inc. *                                                       0.10%           36         62.67         2,256
ANTM       Anthem, Inc.                                                           0.50%           60        187.59        11,255
AZN        AstraZeneca Plc (ADR) +                                                0.80%          514         34.82        17,897
BAX        Baxter International Inc.                                              0.50%          187         59.76        11,175
BAYRY      Bayer AG (ADR) +                                                       0.40%           67        133.05         8,914
CNC        Centene Corporation *                                                  0.20%           58         77.67         4,505
CERN       Cerner Corporation *                                                   0.50%          164         68.11        11,170
CHE        Chemed Corporation                                                     0.10%           11        209.36         2,303
CI         Cigna Corporation                                                      0.50%           67        166.51        11,156

                      Schedule of Investments (cont'd.)

          Target Diversified Global Allocation Portfolio, Series 24
                                   FT 6670


                       At the Opening of Business on the
                     Initial Date of Deposit-June 9, 2017


                                                                                Percentage
                                                                                of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                               Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares    Share        the Trust (2)
___________________________________                                             ____________   ______    _________    _____________
Health Care (cont'd.):
ESRX       Express Scripts Holding Company *                                      0.50%          185     $   60.36    $   11,167
GMED       Globus Medical, Inc. (Class A) *                                       0.10%           68         32.71         2,224
HCA        HCA Healthcare Inc. *                                                  0.50%          135         82.80        11,178
HSIC       Henry Schein, Inc. *                                                   0.20%           24        184.18         4,420
HOLX       Hologic, Inc. *                                                        0.20%           99         45.16         4,471
ICUI       ICU Medical, Inc. *                                                    0.10%           13        167.65         2,179
ILMN       Illumina, Inc. *                                                       0.50%           63        177.69        11,194
JNJ        Johnson & Johnson                                                      0.50%           86        130.55        11,227
LPNT       LifePoint Health, Inc. *                                               0.10%           35         63.05         2,207
MGLN       Magellan Health, Inc. *                                                0.10%           32         70.40         2,253
MASI       Masimo Corporation *                                                   0.20%           49         91.79         4,498
MCK        McKesson Corporation                                                   0.50%           69        162.15        11,188
MD         MEDNAX, Inc. *                                                         0.20%           82         54.56         4,474
NVO        Novo Nordisk A/S (ADR) +                                               0.40%          209         42.75         8,935
SUPN       Supernus Pharmaceuticals, Inc. *                                       0.10%           54         41.05         2,217
TMO        Thermo Fisher Scientific Inc.                                          0.50%           64        174.81        11,188
UNH        UnitedHealth Group Incorporated                                        0.50%           62        181.69        11,265
WCG        WellCare Health Plans, Inc. *                                          0.20%           25        179.96         4,499
Industrials (8.60%):
AAON       AAON, Inc.                                                             0.10%           61         36.75         2,242
CNI        Canadian National Railway Company +                                    0.40%          113         79.39         8,971
CTAS       Cintas Corporation                                                     0.20%           36        123.67         4,452
DY         Dycom Industries, Inc. *                                               0.10%           26         86.59         2,251
ETN        Eaton Corporation Plc +                                                0.40%          119         75.47         8,981
EME        EMCOR Group, Inc.                                                      0.20%           69         64.85         4,475
EXPD       Expeditors International of Washington, Inc.                           0.20%           82         54.52         4,471
FCN        FTI Consulting, Inc. *                                                 0.10%           65         34.35         2,233
GD         General Dynamics Corporation                                           0.50%           56        199.64        11,180
HA         Hawaiian Holdings, Inc. *                                              0.10%           40         56.60         2,264
HCSG       Healthcare Services Group, Inc.                                        0.10%           47         47.46         2,231
HON        Honeywell International Inc.                                           0.50%           84        133.55        11,218
HII        Huntington Ingalls Industries, Inc.                                    0.20%           23        192.51         4,428
JBLU       JetBlue Airways Corporation *                                          0.20%          197         22.77         4,486
KSU        Kansas City Southern                                                   0.20%           45         98.85         4,448
PHG        Koninklijke Philips N.V. (NY Shares) +                                 0.40%          250         35.82         8,955
NOC        Northrop Grumman Corporation                                           0.50%           44        256.14        11,270
OC         Owens Corning                                                          0.20%           69         64.59         4,457
PBI        Pitney Bowes Inc.                                                      0.80%        1,177         15.21        17,902
RTN        Raytheon Company                                                       0.50%           70        160.47        11,233
COL        Rockwell Collins, Inc.                                                 0.50%          106        105.50        11,183

                      Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 24
                                    FT 6670


                       At the Opening of Business on the
                     Initial Date of Deposit-June 9, 2017


                                                                                Percentage
                                                                                of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                               Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares    Share        the Trust (2)
___________________________________                                             ____________   ______    _________    _____________
Industrials (cont'd.):
ROL        Rollins, Inc.                                                          0.20%          105     $   42.64    $    4,477
SNA        Snap-on Incorporated                                                   0.20%           29        156.88         4,550
LUV        Southwest Airlines Co.                                                 0.50%          189         59.16        11,181
SAVE       Spirit Airlines, Inc. *                                                0.20%           80         55.85         4,468
SWK        Stanley Black & Decker, Inc.                                           0.50%           81        137.91        11,171
SCS        Steelcase Inc.                                                         0.10%          127         17.60         2,235
TTEK       Tetra Tech, Inc.                                                       0.10%           48         46.95         2,254
TTC        The Toro Company                                                       0.20%           64         70.25         4,496
UNF        UniFirst Corporation                                                   0.10%           16        139.95         2,239
WERN       Werner Enterprises, Inc.                                               0.10%           78         28.80         2,246
Information Technology (10.19%):
TWOU       2U, Inc. *                                                             0.10%           50         44.86         2,243
ACN        Accenture Plc +                                                        0.40%           71        126.17         8,958
AEIS       Advanced Energy Industries, Inc. *                                     0.10%           26         85.13         2,213
GOOGL      Alphabet Inc. (Class A) *                                              0.49%           11      1,004.28        11,047
AMAT       Applied Materials, Inc.                                                0.50%          236         47.43        11,193
ARW        Arrow Electronics, Inc. *                                              0.20%           58         77.28         4,482
ASML       ASML Holding N.V. +                                                    0.40%           66        135.01         8,911
AVX        AVX Corporation                                                        0.10%          132         16.98         2,241
BHE        Benchmark Electronics, Inc. *                                          0.10%           66         34.10         2,251
BRKS       Brooks Automation, Inc.                                                0.10%           76         29.60         2,250
CAJ        Canon Inc. (ADR) +                                                     0.40%          252         35.47         8,938
CRUS       Cirrus Logic, Inc. *                                                   0.20%           63         71.16         4,483
CVG        Convergys Corporation                                                  0.10%           93         24.14         2,245
GLW        Corning Incorporated                                                   0.50%          382         29.30        11,193
SATS       EchoStar Corporation (Class A) *                                       0.20%           72         61.91         4,458
FB         Facebook, Inc. (Class A) *                                             0.50%           72        154.71        11,139
IIVI       II-VI Incorporated *                                                   0.10%           68         32.95         2,241
INTC       Intel Corporation                                                      0.50%          307         36.48        11,199
JKHY       Jack Henry & Associates, Inc.                                          0.20%           43        103.90         4,468
LRCX       Lam Research Corporation                                               0.50%           68        164.97        11,218
MANT       ManTech International Corporation                                      0.10%           56         40.11         2,246
MMS        MAXIMUS, Inc.                                                          0.20%           70         63.59         4,451
MXL        MaxLinear, Inc. (Class A) *                                            0.10%           70         31.78         2,225
MKSI       MKS Instruments, Inc.                                                  0.20%           51         87.45         4,460
NTDOY      Nintendo Co., Ltd. (ADR) +                                             0.40%          229         39.10         8,954
SANM       Sanmina Corporation *                                                  0.10%           57         39.30         2,240
STX        Seagate Technology Plc +                                               0.80%          419         42.77        17,921
SWKS       Skyworks Solutions, Inc.                                               0.50%          101        111.01        11,212
STMP       Stamps.com Inc. *                                                      0.10%           15        144.80         2,172

                      Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 24
                                    FT 6670


                       At the Opening of Business on the
                     Initial Date of Deposit-June 9, 2017


                                                                                Percentage
                                                                                of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                               Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares    Share        the Trust (2)
___________________________________                                             ____________   ______    _________    _____________
Information Technology (cont'd.):
SYKE       Sykes Enterprises, Incorporated *                                      0.10%           68     $   33.06    $    2,248
SNX        SYNNEX Corporation                                                     0.20%           38        118.56         4,505
TECD       Tech Data Corporation *                                                0.20%           43        103.36         4,444
TXN        Texas Instruments Incorporated                                         0.50%          133         84.34        11,217
UBNT       Ubiquiti Networks, Inc. *                                              0.20%           88         50.79         4,470
UMC        United Microelectronics Corporation (ADR) +                            0.80%        8,776          2.04        17,903
Materials (5.80%):
ATR        AptarGroup, Inc.                                                       0.20%           52         85.25         4,433
CBT        Cabot Corporation                                                      0.10%           42         53.09         2,230
CMP        Compass Minerals International, Inc.                                   0.80%          276         64.95        17,926
HL         Hecla Mining Company                                                   0.10%          374          5.98         2,237
KALU       Kaiser Aluminum Corporation                                            0.10%           26         86.50         2,249
LPX        Louisiana-Pacific Corporation *                                        0.10%           97         23.04         2,235
RIO        Rio Tinto Plc (ADR) +                                                  1.20%          638         42.11        26,866
SWM        Schweitzer-Mauduit International, Inc.                                 0.80%          471         38.00        17,898
SBGL       Sibanye Gold Limited (ADR) +                                           0.80%        3,531          5.07        17,902
SHI        Sinopec Shanghai Petrochemical Company Limited (ADR) +                 0.80%          320         55.90        17,888
VALE       Vale S.A. (ADR) +                                                      0.80%        2,165          8.27        17,905
Real Estate (7.30%):
AVB        AvalonBay Communities, Inc. (4)                                        0.50%           58        194.21        11,264
CXW        CoreCivic Inc. (4)                                                     0.40%          300         29.87         8,961
DRH        DiamondRock Hospitality Company (4)                                    0.40%          785         11.40         8,949
EQC        Equity Commonwealth (4)*                                               0.20%          143         31.36         4,484
GEO        The GEO Group, Inc. (4)                                                0.40%          282         31.73         8,948
HST        Host Hotels & Resorts, Inc. (4)                                        0.40%          493         18.14         8,943
LHO        LaSalle Hotel Properties (4)                                           0.50%          375         29.84        11,190
LPT        Liberty Property Trust (4)                                             0.20%          107         42.02         4,496
NHI        National Health Investors, Inc. (4)                                    0.40%          118         75.82         8,947
OHI        Omega Healthcare Investors, Inc. (4)                                   0.40%          286         31.31         8,955
PK         Park Hotels & Resorts Inc. (4)                                         0.40%          334         26.83         8,961
PSA        Public Storage (4)                                                     0.50%           53        210.91        11,178
RLJ        RLJ Lodging Trust (4)                                                  0.40%          423         21.16         8,951
RHP        Ryman Hospitality Properties, Inc. (4)                                 0.40%          139         64.50         8,965
SHO        Sunstone Hotel Investors, Inc. (4)                                     0.50%          691         16.19        11,187
HCN        Welltower Inc. (4)                                                     0.90%          276         72.90        20,121
XHR        Xenia Hotels & Resorts, Inc. (4)                                       0.40%          464         19.29         8,951
Telecommunication Services (7.80%):
T          AT&T Inc.                                                              0.80%          465         38.50        17,903
CTL        CenturyLink, Inc.                                                      0.80%          689         25.98        17,900
CHT        Chunghwa Telecom Co., Ltd. (ADR) +                                     0.80%          497         36.04        17,912

                      Schedule of Investments (cont'd.)

           Target Diversified Global Allocation Portfolio, Series 24
                                    FT 6670


                       At the Opening of Business on the
                     Initial Date of Deposit-June 9, 2017


                                                                                Percentage
                                                                                of Aggregate   Number    Market       Cost of
Ticker Symbol and                                                               Offering       of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price          Shares    Share        the Trust (2)
___________________________________                                             ____________   ______    _________    _____________
Telecommunication Services (cont'd.):
MBT        Mobile TeleSystems PJSC (ADR) +                                        0.80%        1,896     $    9.44    $   17,898
NTTYY      Nippon Telegraph and Telephone Corporation (ADR) +                     0.40%          187         47.87         8,952
DCM        NTT DOCOMO, Inc. (ADR) +                                               0.40%          363         24.63         8,941
ORAN       Orange (ADR) +                                                         0.40%          537         16.65         8,941
SKM        SK Telecom Co., Ltd. (ADR) +                                           0.80%          736         24.31        17,892
TMUS       T-Mobile US, Inc. *                                                    0.50%          170         65.69        11,167
VIV        Telefonica Brasil S.A. (ADR) +                                         0.80%        1,251         14.31        17,902
USM        United States Cellular Corporation *                                   0.10%           56         40.16         2,249
VZ         Verizon Communications Inc.                                            0.80%          388         46.19        17,922
VOD        Vodafone Group Plc (ADR) +                                             0.40%          312         28.68         8,948
Utilities (10.30%):
ALE        ALLETE, Inc.                                                           0.20%           61         73.82         4,503
AEE        Ameren Corporation                                                     0.20%           79         56.35         4,452
ATO        Atmos Energy Corporation                                               0.20%           54         83.54         4,511
AVA        Avista Corporation                                                     0.10%           52         43.36         2,255
CNP        CenterPoint Energy, Inc.                                               0.20%          159         28.21         4,485
SBS        Companhia de Saneamento Basico do Estado de Sao Paulo-SABESP
           (ADR) +                                                                0.80%        1,965          9.11        17,901
ED         Consolidated Edison, Inc.                                              0.50%          135         83.04        11,210
EOCC       Enel Generacion Chile S.A. (ADR) +                                     0.80%          774         23.12        17,895
ENIC       Enersis Chile SA (ADR) +                                               0.80%        3,209          5.58        17,906
ES         Eversource Energy                                                      0.50%          180         62.11        11,180
HE         Hawaiian Electric Industries, Inc.                                     0.20%          134         33.49         4,488
HNP        Huaneng Power International, Inc. (ADR) +                              0.80%          584         30.63        17,888
IDA        IDACORP, Inc.                                                          0.20%           50         89.03         4,451
NEE        NextEra Energy, Inc.                                                   0.50%           79        141.45        11,175
NWE        NorthWestern Corporation                                               0.10%           36         62.05         2,234
PEGI       Pattern Energy Group Inc.                                              0.80%          778         23.00        17,894
PCG        PG&E Corporation                                                       0.50%          163         68.49        11,164
POR        Portland General Electric Company                                      0.20%           94         47.46         4,461
PPL        PPL Corporation                                                        0.80%          454         39.41        17,892
SO         The Southern Company                                                   0.80%          353         50.74        17,911
SR         Spire Inc.                                                             0.10%           32         70.65         2,261
WEC        WEC Energy Group, Inc.                                                 0.50%          178         62.98        11,210
XEL        Xcel Energy Inc.                                                       0.50%          236         47.34        11,172
                                                                                _______                               __________
           Total Investments                                                    100.00%                               $2,237,828
                                                                                =======                               ==========
___________

See "Notes to Schedule of Investments" on page 14.

Page 13


                       NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on June 9, 2017. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $2,239,889 and $2,061, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 28.00% of the investments of the Trust (consisting of Belgium, 0.80%; Brazil, 3.20%; Canada, 1.20%; Chile, 1.60%; China, 2.40%;
Denmark, 0.40%; France, 2.40%; Germany, 1.60%; Ireland, 1.60%; Japan, 3.20%;
The Netherlands, 0.80%; Russia, 0.80%; South Africa, 0.80%; South Korea,
0.80%; Spain, 0.40%; Switzerland, 1.20%; Taiwan, 1.60% and United Kingdom,
3.20%).

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 10.80% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                        The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 6670, consists of a single portfolio known as Target Diversified Global Allocation Portfolio, Series 24.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from the Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                          Portfolio

Objective.

The Trust seeks above-average total return.

The Trust is a unit investment trust which seeks to provide broad equity diversification by investing in common stocks across various market capitalizations, growth and value styles, sectors and countries. The Trust invests in a fixed portfolio of stocks which are selected by applying pre-determined screens and factors and holds the stocks for approximately 15 months. The composition of the Target Diversified Global Allocation Portfolio, Series 24 on the Initial Date of Deposit is as follows:

- Approximately 60% of the portfolio is composed of common stocks which comprise the Diversified Equity Strategic Allocation Strategy; and

- Approximately 40% of the portfolio is composed of common stocks which comprise the Target Global Dividend Leaders Strategy.

Diversified Equity Strategic Allocation Strategy.


- Establish a universe of stocks as of two business days prior to the Initial Date of Deposit from seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.


- The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, registered investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%), and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations which are American Depositary Receipts/ADRs or directly listed in the United States.

Number of Eligible Stocks in Each Selection Universe:

           Domestic   Domestic    Domestic
           Large-Cap  Mid-Cap     Small-Cap   International
Growth        150     300         250         100
Value         150     300         250

- Apply the rules-based stock selection models:

We then rank the stocks within each of the seven universes based on two multi-factor models, with each factor within a model receiving an equal weight. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

   Risk Model:
      -  Debt to equity
      -  Beta
      - Earnings variability (measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

   Value & International Model:
      -  Price to book
      -  Price to cash flow
      -  Return on assets
      -  3-month price appreciation

   Growth Model:
      -  Price to sales
      -  Price to cash flow
      -  Change in return on assets
      -  6-month price appreciation

- Select the 30 highest scoring stocks with the best overall ranking from each of the seven style classes, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P's Global Industry Classification Standard. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to cash flow ratio is selected. The seven style classes are approximately weighted as follows:

   Large-Cap Growth       25%
   Large-Cap Value        25%
   Mid-Cap Growth         10%
   Mid-Cap Value          10%
   Small-Cap Growth        5%
   Small-Cap Value         5%
   International          20%

Stocks are approximately equally-weighted within their style, taking into consideration that only whole shares will be purchased.

Target Global Dividend Leaders Strategy.


- Establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following: domestic equity, international equity, and U.S. REITs (including Mortgage REITs).

- Registered Investment Companies and Limited Partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

- Select the stocks in each universe that meet the following criteria: market capitalization greater than $1 billion, three-month average daily trading volume greater than $1 million and current indicated dividend yield greater than twice that of the S&P 500 Index at the time of selection.

- Rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation (which are equally-weighted within this factor).

- Select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

- The universes are approximately weighted as follows:

   Domestic Equity        40%
   International Equity   40%
   REITs                  20%

Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Please note that we applied the strategies which make up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategies on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which the Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust" have been excluded from the universe of securities from which the Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

The publisher of the S&P Composite 1500 Index is not affiliated with us and has not participated in creating the Trust or selecting the Securities for the Trust. Except as noted herein, the index publisher has not approved of any of the information in this prospectus.

                        Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 16-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.

The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict. The election of a Republican president and a Republican-controlled Congress could result in significant changes to governmental policies, regulatory environments and other conditions, which are difficult to predict and could negatively impact certain of the issuers of the Securities held by the Trust. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, the U.S. Federal Reserve has started to increase interest rates and there is no way to predict how quickly interest rates will rise in the future. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up the Trust's portfolio at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategies on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the comparative index of the Trust. No representation is made that the Trust will or is likely to achieve the hypothetical performance shown. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Growth Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their higher than average price/book ratios, we believe will experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their lower than average price/book ratios, we believe to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These Securities were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

REITs. Certain of the Securities held by the Trust are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. A foreign Security held by the Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Emerging Markets. Certain of the Securities held by the Trust are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Investment Style. Although the Securities held by the Trust meet the stated style, capitalization, and investment objective of the Trust as of two business days prior to the date of this prospectus, market fluctuations after this date may change a particular Security's classification. Securities will not generally be removed from the Trust as a result of market fluctuations.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.


            Hypothetical Performance Information

The following table compares the hypothetical performance information for the strategy which comprises the Trust ("Target Diversified Global Allocation Strategy") and the actual performance of the Standard & Poor's Composite 1500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trust. Returns from the Trust will differ from the Target Diversified Global Allocation Strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally-weighted in all stocks comprising the Target Diversified Global Allocation Strategy.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Target Diversified Global Allocation Strategy underperformed the S&P Composite 1500 Index in certain years, and we cannot guarantee that the Trust will outperform the S&P Composite 1500 Index over the life of the Trust or over consecutive rollover periods, if available. The performance information for the S&P Composite 1500 Index has been included for comparison purposes only.

S&P Composite 1500 Index. The S&P Composite 1500 Index is a broad-based capitalization-weighted index of 1500 U.S. companies, covering approximately 85% of the U.S. equities market. The S&P Composite 1500 Index is a combination of the S&P 500 Index, the S&P MidCap 400 and the S&P SmallCap 600.

The index is unmanaged, not subject to fees and not available for direct investment.

                COMPARISON OF HYPOTHETICAL
                     TOTAL RETURN(2)
 (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

               Hypothetical
              Strategy Total             Index
              Returns(1)(3)        Total Returns(3)
            ----------------------------------------
            Target Diversified
             Global Allocation    S&P Composite 1500
Year             Strategy               Index
----        ------------------    ------------------
1998              9.71%                 26.32%
1999             17.94%                 20.24%
2000              4.37%                 -6.96%
2001              2.32%                -10.63%
2002             -9.85%                -21.30%
2003             36.69%                 29.55%
2004             20.95%                 11.76%
2005             12.96%                  5.65%
2006             18.77%                 15.31%
2007             15.61%                  5.53%
2008            -31.62%                -36.72%
2009             35.63%                 27.24%
2010             16.10%                 16.39%
2011              1.61%                  1.72%
2012              9.87%                 16.13%
2013             29.17%                 32.77%
2014              9.14%                 13.05%
2015             -3.95%                  1.01%
2016             11.96%                 12.99%
2017              3.73%                  8.04%
(thru 5/31)

____________

(1) The Target Diversified Global Allocation Strategy stocks for a given year consist of the common stocks selected by applying the Target Diversified Global Allocation Portfolio Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested monthly. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the table, over the full years listed above, the Target Diversified Global Allocation Strategy would have hypothetically achieved an average annual total return of 9.71%. In addition, over the full years listed above, the Target Diversified Global Allocation Strategy would have hypothetically achieved a greater average annual total return than the S&P Composite 1500 Index, which was 6.83%.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P.,
Compustat and FactSet.

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                       Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from October 20, 2017 through December 20, 2017. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                    Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust.

This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                             Additional
(in millions)                           Concession
__________________________________________________
$25 but less than $100                      0.035%
$100 but less than $150                     0.050%
$150 but less than $250                     0.075%
$250 but less than $1,000                   0.100%
$1,000 but less than $5,000                 0.125%
$5,000 but less than $7,500                 0.150%
$7,500 or more                              0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                    The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                    The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                    How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                    Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As

Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. In addition, if there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                         Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

The Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If the Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trust.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of the Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in the Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions from the Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of the Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                      Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                   Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

              Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital and capital gain dividends, are credited to the Capital Account of the Trust.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                    Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                  Investing in a New Trust

The Trust's portfolio has been selected on the basis of total return for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

            Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

      Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $355 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2016, the total partners' capital of First Trust Portfolios L.P. was $44,799,050.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                      Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 35


                                FIRST TRUST(R)

           Target Diversified Global Allocation Portfolio, Series 24
                                    FT 6670

                                   Sponsor:

                          First Trust Portfolios L.P.
                          Member SIPC o Member FINRA
                            120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 800-621-1675

                                   Trustee:

                          The Bank of New York Mellon

                              101 Barclay Street
                           New York, New York 10286
                                 800-813-3074
                             24-Hour Pricing Line:
                                 800-446-0132

Please refer to the "Summary of Essential Information" for the Product Code.

                           ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

 THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                     STATE WHERE A SALE WOULD BE ILLEGAL.

                           ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

           -  Securities Act of 1933 (file no. 333-217227) and

           -  Investment Company Act of 1940 (file no. 811-05903)

Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                               Internet site at
                              http://www.sec.gov.

                    To obtain copies at prescribed rates -

                      Write: Public Reference Section of the SEC
                             100 F Street, N.E.
                             Washington, D.C. 20549
             e-mail address: publicinfo@sec.gov


                                 June 9, 2017


              PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                                FIRST TRUST(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 6670 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated June 9, 2017. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Risk Factors
   Securities                                                          1
   Dividends                                                           1
   REITs                                                               1
   Foreign Issuers                                                     3
   Emerging Markets                                                    4
   Small and/or Mid Capitalization Companies                           4
Litigation
   Tobacco Industry                                                    5
Securities                                                             6
   Diversified Equity Strategic Allocation Strategy Stocks             6
   Target Global Dividend Leaders Strategy Stocks                     19

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the Trust should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires, and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of the Trust should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Securities

The following information describes the Securities selected through the application of each of the Strategies which comprise a portion of the Trust as described in the prospectus.

            Diversified Equity Strategic Allocation Strategy Stocks

                       Large-Cap Growth Strategy Stocks

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Best Buy Co., Inc., headquartered in Richfield, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

Constellation Brands, Inc. (Class A), headquartered in Victor, New York, produces and markets branded beverage alcohol products, including beer, wines and distilled spirits. The company's product names include "Robert Mondavi," "Manischewitz," "Simi," "Arbor Mist," "Svedka Vodka" and "Corona."

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

Dr Pepper Snapple Group, Inc., headquartered in Plano, Texas, operates as a brand owner, manufacturer and distributor of non-alcoholic beverages in the United States, Canada and Mexico. The company's products include carbonated and non-carbonated soft drinks, teas, juices and mixers.

Facebook, Inc. (Class A), headquartered in Menlo Park, California, is an information technology company. The company designs and operates various social media products that enable people to connect and share data through mobile devices and other platforms.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

HCA Healthcare Inc., headquartered in Nashville, Tennessee, offers health care services in the United States and England. The company owns, manages and operates hospitals, surgery centers, radiation and oncology therapy centers, rehabilitation and physical therapy centers and various other facilities.

Honeywell International Inc., headquartered in Morris Plains, New Jersey, is a diversified manufacturing and technology company. The company's products include aerospace equipment and services, turbochargers, security technologies, specialty chemicals and energy efficiency solutions.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Illumina, Inc., headquartered in San Diego, California, develops next-generation tools for the large-scale analysis of genetic variation and function. The company's products sequence, analyze, and store information that could be used to improve drugs and therapies and cure disease.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, is a security company providing advanced technology in aerospace systems, electronic systems and information systems. The company's products include but are not limited to aircraft, laser systems, microelectronics, satellite communications, as well as various military defense systems supporting national intelligence.

Public Storage, headquartered in Glendale, California, is a real estate investment trust specializing in mini warehouses and self-service storage facilities. The company also has properties used in other industrial and commercial operations.

Raytheon Company, headquartered in Waltham, Massachusetts, is a defense technology company. Together with its subsidiaries, the company develops integrated defense systems that include air and missile defense, cybersecurity, sea power capability, and global intelligence solutions.

Rockwell Collins, Inc., headquartered in Cedar Rapids, Iowa, provides aviation electronics for commercial and military customers worldwide. The company's products include airborne and mobile communications products that enable the transmission of information, such as satellite communications. The company also produces radio navigation systems, global positioning systems, and safety and surveillance systems.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a semiconductor manufacturer. The company is focused on radio frequency and complete semiconductor system solutions for mobile communications applications.

Southwest Airlines Co., headquartered in Dallas, Texas, is an air transportation company. The company provides single class air transportation that mainly serves short-haul city pairs, targeting the business commuter and leisure traveler.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, is an off-price apparel and home fashions retailer. The company operates "T.J. Maxx," "Marshalls," "HomeGoods" and "T.K. Maxx" stores in the United States and internationally.

Ulta Beauty, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer. The company offers cosmetics, fragrance, skin, haircare products and salon services.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is a diversified health and well-being company that provides services in the United States and internationally. The company provides benefit plans and services for employers of all sizes and for individuals, pharmacy services and programs, claims processing and patient support programs.

                        Large-Cap Value Strategy Stocks

Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AvalonBay Communities, Inc., headquartered in Arlington, Virginia, is a self-managed real estate investment trust that owns, develops and operates multi-family communities. The company's properties are located in the Northeast, Mid-Atlantic, New York/New Jersey metro area, Pacific Northwest, and California.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, technologies and services used in the health care field. The company's products are used in the treatment of immune disorders, hemophilia, kidney disease and other chronic or acute conditions.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products. The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

Cigna Corporation, headquartered in Bloomfield, Connecticut, through its subsidiaries, provides group health and life insurance programs, retirement products and services, managed health care products and services, and individual financial services globally. The company also provides individual health and life insurance products and annuities in selected international locales.

CME Group Inc., headquartered in Chicago, Illinois, offers market participants the opportunity to trade futures contracts and options on futures contracts, primarily in four product areas, including interest rates, stock indexes, foreign exchange and commodities.

Comcast Corporation (Class A), headquartered in Philadelphia, Pennsylvania, together with its subsidiaries, provides consumer entertainment, information, and communication products and services to its residential and commercial customers in the United States.

Consolidated Edison, Inc., headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

CVS Health Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise.

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Express Scripts Holding Company, headquartered in St. Louis, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and health care management services. The company provides services to managed care organizations, employers, union-sponsored benefit plans and insurance carriers.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

McKesson Corporation, headquartered in San Francisco, California, is a health care services company providing distribution and technology solutions to the health care industry. The company delivers pharmaceuticals, medical-surgical supplies and health care products to pharmacies and institutional providers. The company also provides software and services designed to improve connectivity and communications and to help reduce costs.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, is a flooring manufacturer. The company develops carpet, ceramic tile, laminate, wood, stone and vinyl flooring products for residential and commercial use.

Molson Coors Brewing Company, headquartered in Denver, Colorado, is a multinational brewing company. The company produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

NextEra Energy, Inc., headquartered in Juno Beach, Florida, through its subsidiaries, engages in the generation, transmission, distribution and sale of electric energy in the United States and Canada.

PG&E Corporation, headquartered in San Francisco, California, through its subsidiary, transmits, delivers and sells electricity and natural gas primarily in northern and central California.

Stanley Black & Decker, Inc., headquartered in New Britain, Connecticut, manufactures tools and engineered security solutions worldwide.

T-Mobile US, Inc., headquartered in Bellevue, Washington, offers mobile communications services under the "T-Mobile" brands in the United States, Puerto Rico and the U.S. Virgin Islands. The company's brands include "T-Mobile," "MetroPCS" and "GoSmart."

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

Thermo Fisher Scientific Inc., headquartered in Waltham, Massachusetts, provides technology-based instruments, systems and components that offer solutions for markets ranging from life sciences to telecommunications to food, drug and beverage production.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

WEC Energy Group, Inc., headquartered in Milwaukee, Wisconsin, a holding company, is principally engaged in the generation, transmission, distribution and sale of electric energy, gas and steam to customers in Wisconsin and the upper peninsula of Michigan.

Welltower Inc., headquartered in Toledo, Ohio, is a self-managed real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.

                        Mid-Cap Growth Strategy Stocks

AptarGroup, Inc., headquartered in Crystal Lake, Illinois, designs, manufactures and sells dispensing system products for the personal care, pharmaceutical, food, and household products markets. The company's products include pumps and fine mist spray pumps, aerosol valves, and metered dose inhaler valves.

Aramark, headquartered in Philadelphia, Pennsylvania, provides food, uniform and facilities services. The company operates internationally, with a primary market in North America.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as a public utility holding and an energy delivery company in the United States. The company offers electric transmission and distribution services to retail electric providers, municipalities, electric cooperatives and other distribution companies.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.

Cracker Barrel Old Country Store, Inc., headquartered in Lebanon, Tennessee, is engaged in the operation of the "Cracker Barrel Old Country Store" chain of restaurants throughout the United States. The restaurants offer a variety of breakfast, lunch and dinner options, along with a general store for the purchase of retail items.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the brand names "The Olive Garden," "Bahama Breeze," "LongHorn Steakhouse" and "The Capital Grille," among others.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie Insurance Exchange in the United States.

Expeditors International of Washington, Inc., headquartered in Seattle, Washington, is engaged in the business of logistics management, including international freight forwarding and consolidation, for both air and ocean freight. The company operates globally.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of health care products and services, including practice management software, to office-based health care practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Hologic, Inc., headquartered in Marlborough, Massachusetts, is a developer, manufacturer and supplier of bone densitometers, mammography and breast biopsy devices, direct-to-direct X-ray systems and other X-ray based imaging systems.

Huntington Ingalls Industries, Inc., headquartered in Newport News, Virginia, designs, builds, overhauls and repairs nuclear and non-nuclear ships primarily for the U.S. Navy and Coast Guard. The company also offers after-market services for military ships worldwide.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

MarketAxess Holdings Inc., headquartered in New York, New York, through its subsidiaries, enables electronic trading of corporate bonds and other types of fixed-income securities. The company's multi-dealer trading platform allows clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice.

Masimo Corporation, headquartered in Irvine, California, designs, develops and licenses noninvasive medical signal processing and sensor technologies worldwide.

MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the United States.

McCormick & Company, Incorporated, headquartered in Sparks, Maryland, is a diversified specialty food company engaged in the manufacture of spices, seasonings, flavors and other specialty food products. The company sells its products to the consumer food market, the foodservice market and to industrial food processors.

MKS Instruments, Inc., headquartered in Andover, Massachusetts, develops, makes and supplies instruments and components used to measure, control and analyze gases in semiconductor manufacturing and similar industrial manufacturing processes.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Pilgrim's Pride Corporation, headquartered in Greeley, Colorado, is engaged in the production of prepared and fresh chicken products in the United States, Mexico and Puerto Rico. The company operates feed mills, hatcheries, processing plants and distribution centers.

Rollins, Inc., headquartered in Atlanta, Georgia, provides pest and termite control services to residential and commercial customers through the wholly-owned Orkin Exterminating Company, Inc.

Snap-on Incorporated, headquartered in Kenosha, Wisconsin, is a tool manufacturer. The company develops, manufactures and markets tools, equipment, diagnostics and system solutions for the professional tool user in various industries.

Spectrum Brands Holdings, Inc., headquartered in Middleton, Wisconsin, manufactures batteries, pet food and lawn care products. The company produces alkaline, rechargeable and hearing-aid batteries, pet foods, insecticides and herbicides.

Texas Roadhouse, Inc., headquartered in Louisville, Kentucky, is a moderately priced, full service restaurant chain. The company operates throughout the United States and internationally.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

Ubiquiti Networks, Inc., headquartered in San Jose, California, offers a portfolio of wireless networking products and solutions for service providers and enterprises. The company's products and solutions include high performance radios, antennas and management tools designed to provide carrier class performance for wireless networking.

WellCare Health Plans, Inc., headquartered in Tampa, Florida, provides managed care services to government-sponsored health care programs throughout the United States. The company's activities primarily include claims processing and medical management.

Williams-Sonoma, Inc., headquartered in San Francisco, California, operates retail stores, mainly under the names "Williams-Sonoma," "Pottery Barn" and "Hold Everything," and mail order catalogs, which offer cooking and serving equipment, casual home furnishings, accessories and housewares, and household storage products.


                         Mid-Cap Value Strategy Stocks

AGNC Investment Corp., headquartered in Bethesda, Maryland, is a real estate investment trust. The company invests in agency pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government agency or a U.S. Government sponsored entity.

ALLETE, Inc., headquartered in Duluth, Minnesota, is an energy company. Together with its subsidiaries, the company generates, transmits, distributes, markets and trades electrical power for both its retail and wholesale customers in the upper Midwest.

Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company. The company's primary subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

Annaly Capital Management, Inc., headquartered in New York, New York, is an externally managed real estate investment trust. The company owns and manages a portfolio of real estate related investments, including mortgage-backed securities and other securities representing interests in or obligations backed by pools of mortgage loans.

Arrow Electronics, Inc., headquartered in Centennial, Colorado, is a technology company. The company provides electronic components and enterprise computing solutions to industrial and commercial customers through a global distribution network.

Assurant, Inc., headquartered in New York, New York, through its subsidiaries, provides specialized insurance products and related services in North America and internationally.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in the Midwest and Southeast. The company also owns natural gas storage and pipeline assets.

Centene Corporation, headquartered in St. Louis, Missouri, provides managed care programs and services to individuals receiving benefits under Medicaid and Medicaid-related programs. The company provides services in several states.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.

Dick's Sporting Goods, Inc., headquartered in Coraopolis, Pennsylvania, is a sporting goods retailer that operates stores primarily in the eastern and central United States. The company's stores offer a broad selection of brand name sporting goods equipment, apparel, and footwear.

EchoStar Corporation (Class A), headquartered in Englewood, Colorado, is a manufacturer of broadcast satellite antennas and receivers. The company also offers commercial satellite services.

EMCOR Group, Inc., headquartered in Norwalk, Connecticut, is a mechanical and electrical construction and facilities services firm, providing services to a range of commercial, industrial, utility and institutional customers in the United States, the United Kingdom and internationally. The company's products and services include generators, fire alarms and security systems, clean-room ventilation systems and outage services to industrial plants.

Equity Commonwealth, headquartered in Chicago, Illinois, is a self-managed real estate investment trust that owns and leases commercial office buildings and senior housing properties throughout the United States.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

Foot Locker, Inc., headquartered in New York, New York, is a global retail athletic footwear and apparel company. The company markets its products primarily in mall-based stores and in high-traffic urban retail areas.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology. Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

Hawaiian Electric Industries, Inc., headquartered in Honolulu, Hawaii, is a holding company with its principal subsidiaries engaged in electric utility and banking businesses operating primarily in Hawaii.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. The company provides its services in Idaho, Nevada and Oregon.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

Kansas City Southern, headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network. The company provides freight delivery services in the United States, Canada and Mexico.

Liberty Property Trust, headquartered in Malvern, Pennsylvania, is a self-managed real estate investment trust providing leasing, acquisition, development, property management and other related services for industrial and office properties located in the southeastern, mid-Atlantic and midwestern regions of the United States.

MEDNAX, Inc., headquartered in Sunrise, Florida, is a provider of physician management services for hospital-based maternal-fetal, neonatal, pediatric intensive care and pediatric cardiology specialties.

Owens Corning, headquartered in Toledo, Ohio, provides insulation, roofing, siding, basement and acoustic systems for building and remodeling, composites solutions and asphalt.

Portland General Electric Company, headquartered in Portland, Oregon, is an electric utility that generates, purchases, transmits, distributes and sells electricity in Oregon. The company also sells energy to wholesale customers throughout the western United States.

PVH Corp., headquartered in New York, New York, is a vertically integrated manufacturer, marketer and retailer of men's, women's and children's apparel and footwear. The company's branded portfolio includes "Calvin Klein," "Tommy Hilfiger," "Olga," "IZOD" and "Speedo."

Seaboard Corporation, headquartered in Merriam, Kansas, operates as an agribusiness and transportation company that primarily engages in the production and processing of pork. The company also mills flour and feed, farms produce, produces sugar, merchandises commodities, and generates electric power overseas.

Skechers U.S.A., Inc., headquartered in Manhattan Beach, California, designs and markets contemporary footwear for men, women and children. The company sells its products through department stores, specialty retailers and through its own retail stores.

Spirit Airlines, Inc., headquartered in Miramar, Florida, provides low-fare passenger airline services throughout the United States, the Caribbean and Latin America. The company offers a low base fare combined with a range of optional services for a fee.

SYNNEX Corporation, headquartered in Fremont, California, operates as a distribution and business process services company. The company distributes technology systems, peripherals, software, networking equipment and complementary products to value-added resellers, system integrators, and retailers worldwide.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in North America, South America, Europe, the Middle East and Africa. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.


                       Small-Cap Growth Strategy Stocks

2U, Inc., headquartered in Lanham, Maryland, is a technology company. The company provides cloud-based technology-enabled services primarily to colleges and universities to build online education systems.

AAON, Inc., headquartered in Tulsa, Oklahoma, together with its subsidiaries, designs, manufactures, and markets commercial rooftop air-conditioning, heating and heat recovery equipment. The company's products serve the commercial and industrial new construction and replacement markets.

Advanced Energy Industries, Inc., headquartered in Fort Collins, Colorado, designs, manufactures, sells and supports power conversion and control products that transform power into various usable forms. The company's systems are used by semiconductor and flat panel display manufacturers and other industrial manufacturing equipment that utilize gaseous plasmas to deposit or etch thin film layers on materials such as silicon and glass.

Amedisys, Inc., headquartered in Baton Rouge, Louisiana, is a provider of home-health and hospice care services in the southern United States. Facilities and services include home health care nursing, home infusion therapy and ambulatory surgery centers.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States. The company offers a variety of consumables, seasonal products, furniture, housewares, toys and gifts.

Brooks Automation, Inc., headquartered in Chelmsford, Massachusetts, develops, makes and supplies vacuum central wafer handling systems and modules for the semiconductor process equipment industry, and provides central substrate handling systems and modules for the flat panel display manufacturing industry.

Cabot Corporation, headquartered in Boston, Massachusetts, produces carbon black, a reinforcing agent for rubber and non-rubber applications, and electronic grade tantalum, columbium, cesium, germanium, niobium titanium, rubidium and tellurium. The company also produces and sells fumed silica and purchases and sells liquefied natural gas.

The Cheesecake Factory Incorporated, headquartered in Calabasas Hills, California, operates upscale, full-service, casual dining restaurants under the name "The Cheesecake Factory" in 11 states and Washington, D.C. The company also operates a self-service, limited menu "express" operation at DisneyQuest in Orlando, Florida and a bakery production facility.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair-and-maintenance-service industry under the names "Roto-Rooter" and "Service America Network Inc."

Coca-Cola Bottling Co. Consolidated, headquartered in Charlotte, North Carolina, bottles, cans and markets carbonated soft drinks, primarily products of The Coca-Cola Company. The company also has agreements to market and distribute such products as "POWERade" and "Dasani" as well as "Monster" energy products.

Cooper-Standard Holdings Inc., headquartered in Novi, Michigan, together with its subsidiaries, is engaged in the manufacture and distribution of sealing, fuel and brake delivery, fluid transfer and anti-vibration system components and modules. The company's products are primarily for use in passenger vehicles and light trucks.

Dorman Products, Inc., headquartered in Colmar, Pennsylvania, supplies original equipment dealer automotive replacement parts, fasteners and service line products primarily for the automotive aftermarket. Products are sold under various private label and brand names and are distributed worldwide.

Dycom Industries, Inc., headquartered in Palm Beach Gardens, Florida, provides specialty contracting services to the telecommunications and infrastructure industry throughout the United States and Canada. Services include engineering, construction, installation and maintenance services to telecom providers, as well as underground facility location services for various industries.

Globus Medical, Inc. (Class A), headquartered in Audubon, Pennsylvania, together with its subsidiaries, designs, develops and markets medical devices. The company focuses on products associated with spinal disorders and utilizes innovative fusion or disruptive technologies.

Green Dot Corporation (Class A), headquartered in Pasadena, California, is engaged in prepaid financial services providing money management solutions to consumers in the United States. The company offers general purpose reloadable prepaid debit cards through a network of retail stores throughout the United States.

Hawaiian Holdings, Inc., headquartered in Honolulu, Hawaii, through its subsidiary, Hawaiian Airlines, Inc., engages in the scheduled air transportation of passengers and cargo between the Hawaiian Islands and the United States, the South Pacific, Australia, New Zealand and Asia.

Healthcare Services Group, Inc., headquartered in Bensalem, Pennsylvania, provides housekeeping, laundry, linen, facility maintenance and food services to the healthcare industry, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in infusion therapy, oncology and critical care applications.

II-VI Incorporated, headquartered in Saxonburg, Pennsylvania, designs, makes and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible-light, x-ray and gamma-ray instrumentation. The company's infrared products are used mainly in industrial, military and medical laser applications.

iRobot Corporation, headquartered in Bedford, Massachusetts, designs, develops and markets robots for consumer, government and industrial markets in the United States and internationally.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures, distributes and markets nutritional snack foods and frozen beverages nationally to the food service and retail supermarket industries.

Louisiana-Pacific Corporation, headquartered in Nashville, Tennessee, together with its subsidiaries, is principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing. The company sells its products to distributors and wholesalers in the United States and internationally.

Marriott Vacations Worldwide Corporation, headquartered in Orlando, Florida, develops, markets, manages and sells vacation ownership resorts, vacation clubs, destination clubs and exchange programs. The company operates worldwide.

MaxLinear, Inc. (Class A), headquartered in Carlsbad, California, provides integrated, radio-frequency and mixed-signal circuits for broadband communication, metro and long-haul transport network applications worldwide.

The company offers receivers and receiver systems that enable the display of broadband video content in various electronic devices.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Sprouts Farmers Market, Inc., headquartered in Phoenix, Arizona, is a specialty retailer of fresh, natural and organic food in the United States. The company's stores sell produce, bulk foods, vitamins, groceries, meat and seafood, deli and bakery products, dairy, frozen foods, liquor and natural health, body care and household products.

Stamps.com Inc., headquartered in El Segundo, California, is a provider of Internet-based postage and shipping solutions. The company operates throughout the United States.

Steelcase Inc., headquartered in Grand Rapids, Michigan, is the world's largest manufacturer and provider of office furniture, office furniture systems and related products and services.

Supernus Pharmaceuticals, Inc., headquartered in Rockville, Maryland, develops and markets products for the treatment of central nervous system diseases in the United States.

Tetra Tech, Inc., headquartered in Pasadena, California, operates globally and provides specialized management consulting and technical services in the three principal business areas of resource management, infrastructure and communications.


                        Small-Cap Value Strategy Stocks

Aaron's, Inc., headquartered in Atlanta, Georgia, is a sales and lease ownership specialty retailer. The company offers consumer electronics, computers, residential and office furniture, household appliances and accessories through company-owned and franchised stores and its e-commerce platform.

Apollo Commercial Real Estate Finance, Inc., headquartered in New York, New York, is a real estate investment trust. The company invests in, acquires, and manages commercial real estate mortgage loans, mortgage-backed securities, real estate corporate debt and loans, and other real estate-related debt investments in the United States.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

BofI Holding, Inc., headquartered in San Diego, California, is the holding company for BofI Federal Bank. The company provides consumer and business banking products and services in the United States through the Internet.

Convergys Corporation, headquartered in Cincinnati, Ohio, is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients.

Cooper Tire & Rubber Company, headquartered in Findlay, Ohio, is engaged in the conversion of natural and synthetic rubbers into a variety of carbon black reinforced rubber products, including tires, inner tubes, vibration control products and hose assemblies.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

Hecla Mining Company, headquartered in Coeur D'Alene, Idaho, together with its subsidiaries, is a precious metals company engaged in the acquisition, development and mining of mineral resources. The company provides precious and base metals to the United States and worldwide.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

Invesco Mortgage Capital Inc., headquartered in Atlanta, Georgia, is an externally managed real estate investment trust. The company is focused on residential and commercial mortgage-backed securities and mortgage loans.

Kaiser Aluminum Corporation, headquartered in Foothill Ranch, California, manufactures semi-fabricated aluminum products in the United States and internationally. The company's products are used for aerospace and defense, automotive, electronic and industrial purposes.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

LifePoint Health, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Magellan Health, Inc., headquartered in Scottsdale, Arizona, is engaged in the delivery of behavioral healthcare treatment services. Services are provided through a network of third-party treatment providers, which includes psychologists, psychiatric hospitals, psychiatrists and residential treatment centers.

ManTech International Corporation, headquartered in Fairfax, Virginia, delivers a variety of information technology and technical services to United States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense. The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Office Depot, Inc., headquartered in Boca Raton, Florida, operates a chain of retail office products stores and provides delivery of its products in the United States and Canada to store and catalog customers. The company is also a full-service contract stationer serving businesses throughout the United States.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Spire Inc., headquartered in St. Louis, Missouri, through its subsidiaries, purchases, distributes and markets natural gas. The company also stores and transports liquid propane, compresses natural gas, produces oil, develops real estate and manages financial investments.

Sunstone Hotel Investors, Inc., headquartered in Aliso Viejo, California, operates as a self-managed and self-administered real estate investment trust. The company is engaged in the ownership, acquisition, sale, management and renovation of hotel properties in the United States.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in North America, Africa, Asia, Australia, Europe, Latin America and the Middle East.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and specialized protective work wear clothing in the United States, Canada and Europe. The company also provides first aid cabinet services and other safety supplies.

United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.

Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, is a lifestyle specialty retail company that engages in the retail and wholesale of general consumer products. The company operates retail stores under the "Urban Outfitters," "Anthropologie" and "Free People" brands, among others.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York and West Virginia. The company utilizes a loyalty card program which allows customers to receive discounts, promotions and rewards.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value Added Services.


                         International Strategy Stocks

Accenture Plc, headquartered in Dublin, Ireland, is a professional services company. The company provides management consulting, technology services, and outsourcing services to clients to improve the client's business performance.

ASML Holding N.V., headquartered in Veldhoven, the Netherlands, together with its subsidiaries, is a microelectronics company. The company develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Bayer AG (ADR), headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal health care products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.

Canadian National Railway Company, headquartered in Montreal, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Chubb Limited, headquartered in Zurich, Switzerland, through its subsidiaries, offers a range of insurance and reinsurance products worldwide. The company's products include property and casualty, excess liability, professional liability, specialty agricultural coverage, term life, workers' compensation and political risk.

Continental AG (ADR), headquartered in Hanover, Germany, provides products and services to the global automotive industry. The company's products include brake systems, chassis components, electronic systems, tires and software solutions.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Koninklijke Philips N.V. (NY Shares), headquartered in Amsterdam, the Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films; integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

LVMH Moet Hennessy Louis Vuitton SE (ADR), headquartered in Paris, France, is a luxury goods company whose business activities are divided into five business groups: Wines and Spirits; Perfumes and Cosmetics; Watches and Jewelry; Fashion and Leather Goods; and Selective Retailing.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-compatible entertainment systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Nissan Motor Co., Ltd. (ADR), headquartered in Yokohama, Japan, is engaged in the manufacture and marketing of automotive and marine equipment and related parts. The company has production facilities in many countries and also provides financing services.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

NTT DOCOMO, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services, including cellular phones, satellite and mobile communication and wireless LAN networks. The company also provides optical-fiber broadband and Internet access services.

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Panasonic Corporation (ADR), headquartered in Osaka, Japan, is an electronic products manufacturer. The company's products include home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC" and "Quasar."

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the Earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Societe Generale (ADR), headquartered in Paris, France, provides commercial, retail, investment and private banking services as well as other financial services. The company offers services to individuals, professionals, companies and financial institutions in several countries worldwide.

Suncor Energy Inc., headquartered in Calgary, Canada, is an integrated energy company focused on developing petroleum basins in Western Canada. The company also acquires, develops, produces and markets crude oil and natural gas in Canada and internationally, and markets petroleum and petrochemical products primarily in Canada.

Swiss Re AG (ADR), headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

The Toronto-Dominion Bank, headquartered in Toronto, Canada, and its subsidiaries, provide retail and commercial banking, wealth management and wholesale banking products and services in the United States, Canada and internationally.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Vodafone Group Plc (ADR), headquartered in Newbury, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                Target Global Dividend Leaders Strategy Stocks

                                Domestic Stocks

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

CNA Financial Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company and its subsidiaries provide commercial, property, and casualty insurance products and services.

Cohen & Steers, Inc., headquartered in New York, New York, together with its subsidiaries, is a registered investment advisor serving individual and institutional investors worldwide. The company manages open-end and closed-end mutual funds, as well as alternative investment strategies.

Compass Minerals International, Inc., headquartered in Overland Park, Kansas, is a salt producer in North America and the United Kingdom. The company also produces sulfate of potash plant fertilizer and magnesium chloride.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

Las Vegas Sands Corp., headquartered in Las Vegas, Nevada, through its subsidiaries, is a global developer of destination properties that feature premium accommodations, gaming, entertainment and retail operations. Properties also include convention and exhibition facilities.

Pattern Energy Group Inc., headquartered in San Francisco, California, is an independent power company focused on owning and operating power projects. The company owns interests in wind power projects located in the United States, Canada and Chile.

PBF Energy Inc., headquartered in Parsippany, New Jersey, operates as an independent petroleum refiner and supplier. The company provides unbranded transportation fuels, petrochemical feedstocks, heating oil, lubricants and other petroleum products in the United States and Canada.

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Regal Entertainment Group (Class A), headquartered in Knoxville, Tennessee, is a motion picture exhibitor operating a theatre circuit in the United States. The company acquires, develops and operates multi-screen theatres in metropolitan and suburban markets.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance primarily in Massachusetts and New Hampshire. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications. Other applications include vacuum cleaner bags, alkaline batteries, printing and packaging.

The Southern Company, headquartered in Atlanta, Georgia, through its wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi. The company is involved in electricity generation, transmission and distribution through coal, nuclear, oil and gas and hydro resources.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, provides investment products and services through its subsidiaries.


                             International Stocks

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops, produces and markets prescription medicines for cardiovascular, infectious, gastrointestinal, oncology and respiratory diseases. The company distributes its products globally.

China Petroleum & Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins and chemical fertilizers.

Chunghwa Telecom Co., Ltd. (ADR), headquartered in Taipei, Taiwan, provides local, domestic, and international long distance services. The company also offers wireless telecommunication, paging, and Internet services.

Companhia de Saneamento Basico do Estado de Sao Paulo-SABESP (ADR), headquartered in Sao Paulo, Brazil, operates public water and sewage systems in the state of Sao Paulo, Brazil. The company also provides water on a bulk basis to certain municipalities in the Sao Paulo metropolitan region that do not have water production systems. In addition, the company engineers and builds water distribution infrastructure and water treatment systems.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand name "Mercedes-Benz," among others. The company also provides related financial services for its automotive and commercial operations.

Enel Generacion Chile S.A. (ADR), headquartered in Santiago, Chile, is a public electric generation company. The company, together with its subsidiaries, owns and operates electrical generation units throughout South America.

Enersis Chile SA (ADR), headquartered in Santiago, Chile, is an electricity utility company. Together with its subsidiaries, is engaged in the generation, transmission and distribution of electricity and renewable energy projects, serving customers worldwide.

Euronav N.V., headquartered in Antwerp, Belgium, is a tanker company which engages in the storage and ocean transport of crude oil and petroleum products. The company operates mainly in Europe.

Huaneng Power International, Inc. (ADR), headquartered in Beijing, China, is one of China's largest independent power producers. The company sells power to local distribution utilities, primarily in China's coastal provinces.

InterContinental Hotels Group Plc (ADR), headquartered in Denham, England, owns, manages, franchises, and leases hotels and resorts. The company owns a portfolio of various brands, including "InterContinental Hotels & Resorts," "Crowne Plaza Hotels & Resorts," "Holiday Inn," "Staybridge Suites," "Candlewood Suites" and "Hotel Indigo."

Itau Unibanco Holding S.A. (ADR), headquartered in Sao Paulo, Brazil, is a holding company in the banking sector. The company offers commercial, corporate, retail and private banking services to individuals and corporations in Brazil and internationally.

Mobile TeleSystems PJSC (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the Earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Sibanye Gold Limited (ADR), headquartered in Westonaria, South Africa, is engaged in the operation and production of gold mines in South Africa. The company also distributes gold internationally.

Sinopec Shanghai Petrochemical Company Limited (ADR), headquartered in Shanghai, China, is a materials company. The company primarily produces synthetic fibers, resins and plastics, intermediate petrochemicals, and petroleum products from crude petroleum in China.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea. In addition, the company offers broadband Internet and fixed-line telephone services.

Telefonica Brasil S.A. (ADR), headquartered in Sao Paulo, Brazil, provides fixed-line telecommunications services, cable and network services throughout Brazil to residential and commercial customers. The company also offers interconnection services to mobile service providers, Internet access service, telecommunications solutions and IT support to industries.

United Microelectronics Corporation (ADR), headquartered in Hsinchu City, Taiwan, designs, manufactures and markets integrated circuits (ICs) and related electronic products. The company's main products are consumer electronic ICs, memory ICs, personal computer peripheral ICs and communication ICs.

Vale S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.


                                     REITs

AGNC Investment Corp., headquartered in Bethesda, Maryland, is a real estate investment trust. The company invests in agency pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed by a U.S. Government agency or a U.S. Government sponsored entity.

Annaly Capital Management, Inc., headquartered in New York, New York, is an externally managed real estate investment trust. The company owns and manages a portfolio of real estate related investments, including mortgage-backed securities and other securities representing interests in or obligations backed by pools of mortgage loans.

Apollo Commercial Real Estate Finance, Inc., headquartered in New York, New York, is a real estate investment trust. The company invests in, acquires, and manages commercial real estate mortgage loans, mortgage-backed securities, real estate corporate debt and loans, and other real estate-related debt investments in the United States.

ARMOUR Residential REIT, Inc., headquartered in Vero Beach, Florida, operates as a real estate investment trust that invests primarily in hybrid adjustable-rate, adjustable-rate and fixed-rate residential mortgage-backed securities issued or guaranteed by a U.S. government-chartered entity.

CoreCivic Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

DiamondRock Hospitality Company, headquartered in Bethesda, Maryland, is a lodging-focused real estate investment trust. The company acquires, owns and renovates upscale hotels and resorts in destination resort locales and key gateway cities.

The GEO Group, Inc., headquartered in Boca Raton, Florida, is a real estate investment trust that provides private services in the management of correctional, detention, re-entry facilities and the provision of community-based services and youth services in the United States, Australia, Canada, South Africa and the United Kingdom. The company's facilities include maximum, medium, and minimum security prisons; immigration detention centers; and community-based re-entry facilities.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Invesco Mortgage Capital Inc., headquartered in Atlanta, Georgia, is an externally managed real estate investment trust. The company is focused on residential and commercial mortgage-backed securities and mortgage loans.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

National Health Investors, Inc., headquartered in Murfreesboro, Tennessee, is a real estate investment trust that invests in income-producing health care properties primarily in the long-term care industry.

Omega Healthcare Investors, Inc., headquartered in Hunt Valley, Maryland, is a real estate investment trust that invests in income-producing health care facilities, principally those that provide long-term care.

Park Hotels & Resorts Inc., headquartered in McLean, Virginia, is a real estate investment trust that owns and leases luxury hotels and resorts. The company primarily operates within the United States.

Redwood Trust, Inc., headquartered in Mill Valley, California, is a self-managed real estate investment trust specializing in owning, financing and credit-enhancing high-quality jumbo residential mortgage loans nationwide.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

Ryman Hospitality Properties, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

Sunstone Hotel Investors, Inc., headquartered in Aliso Viejo, California, operates as a self-managed and self-administered real estate investment trust. The company is engaged in the ownership, acquisition, sale, management and renovation of hotel properties in the United States.

Two Harbors Investment Corp., headquartered in New York, New York, is a real estate investment trust that focuses on investing in, financing, and managing residential mortgage-backed securities and related investments.

Welltower Inc., headquartered in Toledo, Ohio, is a self-managed real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities.

Xenia Hotels & Resorts, Inc., headquartered in Orlando, Florida, is a real estate investment trust investing in full service hotels throughout the United States.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

        First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet

        The Prospectus

        The signatures

        Exhibits


                                      S-1


                                   SIGNATURES

      The Registrant, FT 6670, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746; FT 4789; FT 5039 and FT 5415 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 6670, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on June 9, 2017.

                                    FT 6670

                                    By  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor


                                    By  Elizabeth H. Bull
                                        Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name              Title*                                   Date
----              -----                                    ----
James A. Bowen    Director of The Charger Corporation,     ) June 9, 2017
                  the General Partner of First Trust       )
                  Portfolios L.P.                          )
                                                           ) Elizabeth H. Bull
                                                           ) Attorney-in-Fact**

* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       We consent to the use in this Amendment No. 3 to Registration Statement No. 333-217227 on Form S-6 of our report dated June 9, 2017, relating to the financial statement of FT 6670, comprising Target Diversified Global Allocation Portfolio, Series 24, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 9, 2017


                                      S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.


                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 6670 and certain subsequent Series, effective June 9, 2017 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor
        (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                      S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1     Opinion of counsel as to legality of securities being registered.

4.1     Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                      S-7